UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
Riverview Acquisition Corp.
(Name of Issuer)

Class A common stock, par value $0.001 per share
(Title of Class of Securities)

769395 104
(CUSIP Number)

August 26, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449534205
1	NAMES OF REPORTING PERSONS
Riverview Sponsor Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
R. Brad Martin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Please see Item 4 of this Schedule 13G/A.

Riverview Sponsor Partners, LLC (the “Sponsor”) and R. Brad Martin (together, the “Reporting Persons”) are filing this Amendment No. 1 (the “Amendment”) to amend and supplement the Schedule 13G relating to the shares of Class A common stock, par value $0.001 per share (“Riverview Class A Common Stock”) of Riverview Acquisition Corp. (the “Issuer” or “Riverview”), filed by the Reporting Persons with the SEC on February 11, 2022 (the “Sponsor Schedule 13G”).  Capitalized terms not defined herein have the meanings given to such terms in the Sponsor Schedule 13G.  In this regard, this Amendment is being filed to disclose that each Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding shares of Riverview Class A Common Stock of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.

Item 4.	Ownership

This Amendment amends and restates in its entirety, Item 4 of the Sponsor Schedule 13G:

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

On August 26, 2022, the Issuer completed its previously announced business combination (the “Business Combination”) with Westrock Coffee Holdings (“Westrock”), through (i) the conversion of Westrock from a Delaware limited liability company to a Delaware corporation (the “Conversion”), (ii) immediately following confirmation of the Conversion, the merger of Origin Merger Sub I, Inc. with and into Riverview (the “SPAC Merger”), with Riverview surviving the SPAC Merger (the “SPAC Merger Surviving Company”) as a wholly owned subsidiary of Westrock, and (iii) immediately following confirmation of the SPAC Merger, the merger of the SPAC Merger Surviving Company with and into Origin Merger Sub II, LLC (“Merger Sub II”) (the “LLC Merger”) with Merger Sub II surviving the LLC Merger as a wholly-owned subsidiary of Westrock.

Immediately prior to the effective time of the SPAC Merger, (i) each issued and outstanding share of Class B Common Stock, par value $0.001 per share, of Riverview (the “Riverview Class B Common Stock” and, together with the Riverview Class A Common Stock, the “Riverview Common Stock”) was automatically converted into one share of Riverview Class A Common Stock in accordance with the terms of the Amended and Restated Certificate of Incorporation of Riverview and, after giving effect to such automatic conversion, at the effective time of the SPAC Merger and as a result of the SPAC Merger, each issued and outstanding share of Riverview Class A Common Stock was automatically converted into the right of the holder thereof to receive one share of common stock of Westrock, par value $0.01 per share (the “Westrock Common Shares”) and (ii) each issued and outstanding warrant to purchase one share of Riverview Class A Common Stock sold to the public and to the Sponsor in a private placement in connection with Riverview’s initial public offering (“Riverview Warrants”) were automatically and irrevocably be assumed by and assigned to Westrock and converted into a corresponding warrant to purchase Westrock Common Shares (“Westrock Warrants”). Upon the closing of the Business Combination, on August 26, 2022, the Riverview Common Stock held by Sponsor was exchanged for 4,309,000 Westrock Common Shares and the Riverview Warrants held by the Sponsor became exercisable for warrants to purchase 7,400,000 Westrock Common Shares. As a result of the foregoing exchanges, the Reporting Persons ceased to beneficially own any shares of Riverview Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

The Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the Issuer’s securities as of August 26, 2022.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 30, 2022
RIVERVIEW SPONSOR PARTNERS, LLC,
a Delaware limited liability company

By: RBM Riverview, LLC, its managing member
	By:	/s/ R. Brad Martin
	Name:	R. Brad Martin
	Title:	Managing Member
/s/ R. Brad Martin
R. Brad Martin
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)